FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
Commission File Number 001-14622
Compagnie Générale de Géophysique-Veritas
(Exact name of registrant as specified in its charter)
CGG Veritas
(Translation of registrant’s name into English)
Republic of France
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris
France
(33) 1 64 47 45 00
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐  No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                                .)

FORWARD-LOOKING STATEMENTS	3

Item 1 FINANCIAL STATEMENTS	5
Consolidated Balance Sheets as of June 30, 2010 (unaudited) and December 31, 2009	5
Unaudited Interim Consolidated Statements of Operations for the three months ended June 30, 2010 and 2009 and for the six month ended June 30, 2010 and 2009	6
Unaudited Interim Consolidated Statements of Comprehensive Income for the six months ended June 30, 2010 and 2009	8
Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2010 and 2009	9
Unaudited Interim Consolidated Statements of Changes in Equity as of June 30, 2010 and 2009	10
Notes to Unaudited Interim Consolidated Financial Statements	11

Item 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	22

Item 3 CONTROLS AND PROCEDURES	32

FORWARD-LOOKING STATEMENTS
          This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.
          These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:
•	the impact of the current economic and credit environment;

•	exposure to the credit risk of customers;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	difficulties and delays in achieving synergies and cost savings;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in temporarily or permanently reducing the capacity of our fleet;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.
     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

     Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2009 that we filed with the SEC on April 23, 2010. Our annual report on Form 20-F is available on our website at www.cggveritas.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cggveritas.com or invrelhouston@cggveritas.com or writing to CGG Veritas — Investor Relations Department, Tour Maine Montparnasse — 33, avenue du Maine — 75015 Paris, France.

Item 1:	FINANCIAL STATEMENTS
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
CONSOLIDATED BALANCE SHEETS

	June 30, 2010
amounts in millions of	(unaudited)		December 31, 2009
	€	US$ (1)	€	US$ (2)
ASSETS
Cash and cash equivalents	360.1	441.9	480.3	691.9
Trade accounts and notes receivable, net	598.9	734.9	564.1	812.7
Inventories and work-in-progress, net	248.6	305.1	223.8	322.4
Income tax assets	75.3	92.4	66.3	95.5
Other current assets, net	117.9	144.7	89.5	129.0
Assets held for sale, net	77.5	95.1	13.3	19.1
Total current assets	1,478.3	1,814.1	1,437.3	2,070.6
Deferred tax assets	100.4	123.2	74.3	107.0
Investments and other financial assets, net	36.6	44.9	35.9	51.7
Investments in companies under equity method	75.2	92.3	99.0	142.7
Property, plant and equipment, net	759.8	932.4	677.7	976.3
Intangible assets, net	887.1	1,088.5	728.9	1,050.1
Goodwill	2,184.4	2,680.5	1,868.1	2,691.2
Total non-current assets	4,043.5	4,961.8	3,483.9	5,019.0
TOTAL ASSETS	5,521.8	6,775.9	4,921.2	7,089.6

LIABILITIES AND EQUITY
Bank overdrafts	5.1	6.3	2.7	3.9
Current portion of financial debt	56.0	68.7	113.5	163.5
Trade accounts and notes payable	254.0	311.6	179.8	259.0
Accrued payroll costs	112.9	138.6	118.5	170.7
Income taxes liability	28.9	35.5	42.5	61.2
Advance billings to customers	18.5	22.7	23.8	34.3
Provisions — current portion	25.5	31.3	40.2	58.0
Other current liabilities	173.0	212.4	158.7	228.5
Total current liabilities	673.9	827.1	679.7	979.2
Deferred tax liabilities	132.1	162.1	120.7	173.9
Provisions — non-current portion	91.6	112.4	104.6	150.7
Financial debt	1,482.0	1,818.5	1,282.8	1,848.0
Other non-current liabilities	32.5	39.9	31.9	46.0
Total non-current liabilities	1,738.2	2,132.9	1,540.0	2,218.6
Common stock 215,096,351 shares authorized and 151,409,611 shares with a €0.40 nominal value issued and outstanding at June 30, 2010; 151,146,594 at December 2009	60.6	74.3	60.5	87.1
Additional paid-in capital	1,967.5	2,414,3	1,965.9	2,832.1
Retained earnings	879.1	1,078.8	1,136.0	1,636.5
Treasury shares	(16.7)	(20.5)	(13.5)	(19.4)
Net income (loss) for the period attributable to owners of CGGVeritas SA	(0.4)	(0.5)	(264.3)	(380.7)
Income and expense recognized directly in equity	(10.5)	(12.9)	0.9	1.2
Cumulative translation adjustment	180.4	221.4	(224.2)	(323.0)
Equity attributable to owners of CGGVeritas SA	3,060.0	3,754.9	2,661.3	3,833.8
Non-controlling interests, presented within equity	49.7	61.0	40.2	58.0
Total equity	3,109.7	3,815.9	2,701.5	3,891.8
TOTAL LIABILITIES AND EQUITY	5,521.8	6,775.9	4,921.2	7,089.6

(1)	Dollar amounts represent euro amounts converted at the exchange rate of US$1.227 per € on the balance sheet date.

(2)	Dollar amounts represent euro amounts converted at the exchange rate of US$1.441 per € on the balance sheet date.
See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30,
except per share data, amounts in millions of	2010		2009
	€	US$ (1)	€	US$ (1)

Operating revenues	498.0	646.9	572.6	778.9
Other income from ordinary activities	0.7	0.9	0.8	1.2
Total income from ordinary activities	498.7	647.8	573.4	780.1
Cost of operations	(398.9)	(518.4)	(453.8)	(615.9)
Gross profit	99.8	129.4	119.6	164.2
Research and development expenses, net	(15.5)	(20.2)	(13.8)	(18.8)
General and administrative expenses	(47.2)	(61.2)	(47.0)	(63.9)
Marketing and selling expenses	(13.4)	(17.3)	(14.0)	(19.0)
Other revenues (expenses), net	4.8	6.4	(61.3)	(82.1)
Operating income	28.5	37.1	(16.5)	(19.6)
Expenses related to financial debt	(26.5)	(34.5)	(25.7)	(34.9)
Income provided by cash and cash equivalents	0.7	0.9	0.4	0.6
Cost of financial debt, net	(25.8)	(33.6)	(25.3)	(34.3)
Other financial income (loss)	7.9	10.3	(5.3)	(7.0)
Income of consolidated companies before income taxes	10.6	13.8	(47.1)	(60.9)
Deferred taxes on currency translation	0.2	0.4	5.4	7.2
Other income taxes	(2.2)	(2.7)	14.2	18.5
Total income taxes	(2.0)	(2.3)	19.6	25.7
Net income from consolidated companies	8.6	11.5	(27.5)	(35.2)
Equity in income of investees	(2.3)	(3.2)	2.0	2.7
Net income	6.3	8.3	(25.5)	(32.5)
Attributable to :
Owners of CGGVeritas SA	2.2	2.9	(27.9)	(35.8)
Non-controlling interests	4.1	5.4	2.4	3.3

Weighted average number of shares outstanding	151,358,044	151,358,044	150,793,834	150,793,834
Dilutive potential shares from stock-options	410,970	410,970	336,593	336,593
Dilutive potential shares from free shares	314,773	314,773	806,500	806,500
Adjusted weighted average number of shares and assumed option exercises when dilutive	152,083,787	152,083,787	151,936,927	151,936,927
Net income (loss) per share attributable to owners of CGGVeritas SA
Basic	0.01	0.02	(0.18)	(0.24)
Diluted	0.01	0.02	(0.18)	(0.24)

(1)	Corresponding to the half-year in US dollars less the first quarter in US dollars.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
except per share data, amounts in millions of	2010		2009
	€	US$ (1)	€	US$ (2)

Operating revenues	996.0	1,343.0	1,221.1	1,630.1
Other income from ordinary activities	1.6	2.1	1.6	2.1
Total income from ordinary activities	997.6	1,345.1	1,222.7	1,632.2
Cost of operations	(791.8)	(1,067.7)	(907.8)	(1,211.8)
Gross profit	205.8	277.4	314.9	420.4
Research and development expenses, net	(28.8)	(38.8)	(30.0)	(40.0)
General and administrative expenses	(96.5)	(130.2)	(98.8)	(131.8)
Marketing and selling expenses	(30.1)	(40.5)	(28.9)	(38.6)
Other revenues (expenses), net	4.4	5.9	(73.5)	(98.2)
Operating income	54.8	73.8	83.7	111.8
Expenses related to financial debt	(51.7)	(69.7)	(52.7)	(70.4)
Income provided by cash and cash equivalents	1.4	1.9	1.4	1.8
Cost of financial debt, net	(50.3)	(67.8)	(51.3)	(68.6)
Other financial income (loss)	15.3	20.7	(2.9)	(3.9)
Income of consolidated companies before income taxes	19.8	26.7	29.5	39.3
Deferred taxes on currency translation	(2.5)	(3.4)	5.7	7.6
Other income taxes	(8.6)	(11.7)	(9.0)	(12.0)
Total income taxes	(11.1)	(15.1)	(3.3)	(4.4)
Net income from consolidated companies	8.7	11.6	26.2	34.9
Equity in income of investees	(2.1)	(2.8)	2.4	3.3
Net income	6.6	8.8	28.6	38.2
Attributable to :
Owners of CGGveritas SA	(0.4)	(0.6)	24.9	33.3
Non-controlling interests	7.0	9.4	3.7	4.9

Weighted average number of shares outstanding	151,275,968	151,275,968	150,705,772	150,705,772
Dilutive potential shares from stock-options	403,108	403,108	308,688	308,688
Dilutive potential shares from free shares	314,773	314,773	806,500	806,500
Adjusted weighted average number of shares and assumed option exercises when dilutive	151,993,849	151,993,849	151,820,960	151,820,960
Net income (loss) per share attributable to owners of CGGVeritas SA
Basic	—	—	0.17	0.22
Diluted	—	—	0.16	0.22

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.348 per €.

(2)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.335 per €.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30,
Amounts in millions of €	2010	2009

Net income from statements of operations	6.6	28.6

Gain (loss) on cash flow hedges	(4.7)	9.9
Income taxes	1.6	(3.4)
Net gain (loss) on cash flow hedges	(3.1)	6.5

Gain (loss) on available-for-sale investments	—	—
Income taxes	—	—
Net gain (loss) on available-for-sale investments	—	—

Gain (loss) on actuarial changes on pension plan	—	(0.1)
Income taxes	—	—
Net gain (loss) on actuarial changes on pension plan	—	(0.1)

Exchange differences on foreign currency translation	409.7	(26.8)

Other comprehensive income (loss) for the period, net of taxes, in companies consolidated under the equity method	(8.3)	—

Other comprehensive income (loss) for the period, net of taxes	398.3	(20.4)

Total net comprehensive income for the period	404.9	8.2

Attributable to :
Owners of CGGVeritas SA	392.8	4.9
Non-controlling interests	12.1	3.3

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
amounts in millions of	2010		2009
	€	US$ (1)	€	US$ (2)
OPERATING
Net income (loss)	6.6	8.9	28.6	38.2
Depreciation and amortization	111.4	150.2	159.6	213.0
Multi-client surveys amortization	80.2	108.1	89.0	118.8
Variance on provisions	(48.6)	(65.5)	44.7	59.6
Expense & income calculated on stock-option	7.2	9.7	10.6	14.1
Net gain on disposal of fixed assets	0.2	0.3	1.8	2.4
Equity in income of affiliates	2.1	2.8	(2.4)	(3.3)
Dividends received from affiliates	2.2	3.0	—	—
Other non-cash items	(10.3)	(13.9)	(5.1)	(6.8)
Net cash including net cost of financial debt and income taxes	151.0	203.6	326.8	436.0
Less net cost of financial debt	50.3	67.8	51.3	68.6
Less income taxes expenses	11.2	15.1	3.3	4.4
Net cash excluding net cost of financial debt and income taxes	212.5	286.5	381.4	509.0
Income taxes paid	(47.5)	(64.0)	(41.8)	(55.8)
Net cash before changes in working capital	165.0	222.5	339.6	453.2
- change in trade accounts and notes receivables	31.6	42.6	8.6	11.5
- change in inventories and work-in-progress	(3.5)	(4.7)	39.2	52.3
- change in other currents assets	(28.5)	(38.4)	(7.5)	(10.0)
- change in trade accounts and notes payable	15.2	20.5	(65.1)	(86.9)
- change in other current liabilities	(30.2)	(40.7)	(43.6)	(58.3)
Impact of changes in exchange rate	23.1	31.1	(16.2)	(21.5)
Net cash provided by operating activity	172.7	232.9	255.0	340.3
INVESTING
Total purchases of tangible and intangible assets (including variation of fixed assets suppliers)	(86.4)	(116.5)	(75.0)	(100.1)
Increase in multi-client surveys	(128.0)	(172.6)	(144.5)	(192.9)
Proceeds from disposals of tangible and intangible	3.3	4.4	2.6	3.5
Total net proceeds from financial assets	1.3	1.8	—	—
Total net acquisition of investments	(1.2)	(1.6)	(65.0)	(86.7)
Impact of changes in consolidation scope	—	—	(2.0)	(2.7)
Variation in loans granted	(0.4)	(0.5)	(4.0)	(5.3)
Variation in subsidies for capital expenditures	0.8	1.1	(0.1)	(0.1)
Variation in other financial assets	(1.4)	(1.9)	(0.9)	(1.2)
Net cash used in investing activities	(212.0)	(285.8)	(288.9)	(385.5)
FINANCING
Repayment of long-term debts	(42.3)	(57.0)	(137.7)	(183.8)
Total issuance of long-term debts	2.2	3.0	241.5	322.3
Reimbursement on leasing	(44.6)	(60.1)	(14.7)	(19.6)
Change in short-term loans	2.4	3.2	2.5	3.3
Financial interest paid	(47.8)	(64.4)	(58.8)	(78.5)
Net proceeds from capital increase
- from shareholders	1.7	2.3	—	—
- from non-controlling interest of consolidated companies	—	—	—	—
Disposal (acquisition) of treasury shares	(3.2)	(4.3)	1.6	2.1
Dividend paid to non-controlling interest	(3.0)	(4.0)	(2.5)	(3.3)
Net cash provided by (used in) financing activities	(134.6)	(181.5)	31.9	42.5
Effects of exchange rate changes on cash	53.7	(15.6)	0.6	11.9
Net increase (decrease) in cash and cash equivalents	(120.2)	(250.0)	(1.4)	9.2
Cash and cash equivalents at beginning of year	480.3	691.9	516.9	719.4
Cash and cash equivalents at end of period	360.1	441.9	515.5	728.6

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.348 per € (except cash and cash equivalents balances converted at the closing exchange rate of US$1.227 per € at June 30, 2010 and of US$1.441 per € at December 31, 2009).

(2)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.335 per € (except cash and cash equivalents balances converted at the closing exchange rate of US$1.413 per € at June 30, 2009 and of US$1.392 per € at December 31, 2008).

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Income and expense	Cumulative	Equity attributable
	Number of		Additional	Retained	Treasury	Recognized directly	translation	to owners of	Non-controlling
(amounts in millions of euros, except share data)	Shares issued	Share capital	paid-in capital	earnings	shares	in equity	adjustment	CGGVeritas SA	interests	Total equity

Balance at January 1, 2009	150,617,709	60.2	1,964.7	1,132.2	(18.1)	(2.5)	(176.4)	2,960.1	38.5	2,998.6

Capital increase	352,250	0.2						0.2		0.2
Net income				24.9				24.9	3.7	28.6
Cost of share-based payment				10.6				10.6	(2.5)	8.1
Operations on treasury shares					1.6			1.6		1.6
Net gain (loss) on actuarial changes on pension plan (1)						(0.1)		(0.1)		(0.1)
Net gain (loss) on cash flow hedges (2)						6.5		6.5		6.5
Exchange differences on foreign currency translation(3)							(26.4)	(26.4)	(0.4)	(26.8)

Other comprehensive income(1)+(2)+(3)						6.4	(26.4)	(20.0)	(0.4)	(20.4)
Changes in consolidation scope and other				0.3				0.3		0.3

Balance at June 30, 2009	150,969,959,	60.4	1,964.7	1,168.0	(16.5)	3.9	(202.8)	2,977.7	39.3	3,017.0

						Income and expense	Cumulative	Equity attributable
	Number of		Additional	Retained	Treasury	Recognized directly	translation	to owners of	Non-controlling
(amounts in millions of euros, except share data)	Shares issued	Share capital	paid-in capital	earnings	shares	in equity	adjustment	CGGVeritas SA	interests	Total equity

Balance at January 1, 2010	151,146,594	60.5	1,965.9	871.7	(13.5)	0.9	(224.2)	2,661.3	40.2	2,701.5

Capital increase	263,017	0.1	1.6					1.7		1.7
Net income				(0.4)				(0.4)	7.0	6.6
Cost of share-based payment				7.2				7.2	(3.0)	4.2
Operations on treasury shares					(3.2)			(3.2)		(3.2)
Net gain (loss) on actuarial changes on pension plan (1)										—
Net gain (loss) on cash flow hedges (2)						(11.4)		(11.4)		(11.4)
Exchange differences on foreign currency translation (3)							404.6	404.6	5.1	409.7

Other comprehensive income(1)+(2)+(3)						(11.4)	404.6	393.2	5.1	398.3
Changes in consolidation scope and other				0.2				0.2	0.4	0.6

Balance at June 30, 2010	151,409,611	60.6	1,967.5	878.7	(16.7)	(10.5)	180.4	3,060.0	49.7	3,109.7

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Note 1—Summary of significant accounting policies
     Compagnie Générale de Géophysique Veritas, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.
     Given that the Company is listed on Euronext Paris and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with International IAS 34 as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union.
     These interim condensed consolidated financial statements have been authorized by the Board of Directors for issue on July 28, 2010.
     The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.
     The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.
Critical accounting policies
     The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2009 included in its report on Form 20-F for the year 2009 filed with the SEC on April 23, 2010.
     The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2009, except for the adoption of the following new Standards and Interpretations:
•	IFRIC 12 — Service Concession Arrangements — adopted by the European Union in June 2009, and applicable on January 1, 2010

•	IFRIC 16 — Hedges of a Net Investment in a Foreign Operation — adopted by the European Union in June 2009, and applicable on January 1, 2010

•	IAS 27 Amendment — Consolidated and Separate Financial Statements — adopted by the European Union in June 2009, and applicable on January 1, 2010

•	IFRS 3R — Business Combinations — adopted by the European Union in June 2009, and applicable on January 1, 2010

•	IFRIC 15 — Agreements for the Construction of Real Estate — adopted by the European Union in July 2009, and applicable on January 1, 2010

•	Amendment to IAS 39: Eligible Hedged Items Combinations — reclassification of financial assets — adopted by the European Union in September 2009, and applicable as of January 1, 2010

•	IFRIC 17 — Distributions of Non-cash Assets to Owners — adopted by the European Union in November 2009, and applicable as of January 1, 2010

•	IFRIC 18 — Transfers of assets from customers — adopted by the European Union in December 2009, and applicable as of January 1, 2010

•	2006-2008 annual improvements to IFRS 5 — adopted by the European Union in 2009, and applicable as of January 1, 2010

•	2007-2009 annual improvements to IFRS — adopted by the European Union in March 2010, and applicable as of January 1, 2010

•	Amendment to IFRS2 — Group cash-settled share-based payment transactions — adopted by the European Union in March 2010, and applicable as of January 1, 2010.
The adoption of these new standards and interpretations did not have any material impact on the Group’s interim financial statements.
     At the date of issuance of these financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union:
•	IFRS9 — Financial instruments: Recognition and Measurement of financial assets

•	Amendment to IFRIC 14 — Prepayments of a Minimum Funding Requirement

•	IFRIC 19 — Extinguishing Financial Liabilities with Equity Instruments

•	2008-2010 annual improvements to IFRS

•	Amendment to IAS32 — Classification of rights issues- adopted by the European Union in December 2009, and applicable as of January 1, 2011.

•	IAS24 — Related Party Disclosures — adopted by the European Union in July 2010, and applicable as of January 2011.
     The Group has not opted for the early adoption of these Standards, Amendments and Interpretations and it is currently reviewing them to measure the potential impact on the interim condensed consolidated financial statements. At this stage, we do not anticipate any significant impact.
Use of estimates
     Significant estimates in preparing financial statements that could have a material impact on the carrying values of assets and liabilities relate to:
•	Amortization of multi-client data library,

•	Depreciation and, if applicable, impairment of tangible and intangible assets, including goodwill,

•	Development costs,

•	Valuation of investments,

•	Recoverability of goodwill and intangible assets,

•	Income taxes, and

•	Employee benefit plans.
Judgments
     The major accounting matters that are subject to management judgments, which have a material effect on the carrying amounts of assets and liabilities recognized in the interim condensed consolidated financial statements, relate to:
•	Collectibility of accounts receivable,

•	Recoverability of deferred tax assets,

•	Fair value of assets and liabilities as part of the different purchase price allocations, and

•	Provision for contingencies, claims and litigations.
Operating revenues
     Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable. For contracts where the percentage of completion method of accounting is being applied, revenues are only recognized when the costs incurred for the transaction and the cost to complete the transaction can be measured reliably and such revenues are considered earned and realizable.
•	Multi-client surveys
     Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).
     Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that it receives during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.
     We recognize pre-commitments as revenue when production has begun based on the physical progress of the project.

     After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
     After sales volume agreements — We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
•	Exclusive surveys
     In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project cost.
     The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.
     In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.
•	Equipment sales
     We recognize revenues on equipment sales upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.
•	Software and hardware sales
     We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.
     If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.
     If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.
     Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.
•	Other geophysical sales/ services
     Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.
•	Customer loyalty programs
     We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided and invoiced during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.
Multi-client surveys
     Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each balance sheet date at the relevant level (independent surveys or groups of surveys).
     We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales.
     In this respect, we use five amortization rates 50%, 65%, 75%, 80% or 83.3% of revenues depending on the category of the surveys. Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical patterns. An amortization rate of 65% is applied to the surveys acquired as a result of our acquisition of Veritas.
     For all categories of surveys and starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year period, if total accumulated depreciation from the applicable amortization rate is below this minimum level.
     Multi-client surveys acquired as part of the business combination with Veritas and which have been valued for purchase price allocation purposes are amortized based on 65% of revenues and an impairment loss is recognized on a survey by survey basis in case of any indication of impairment.
Development costs
     Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses, net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:
•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.
     The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses, net”.
     Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.
     We amortize capitalized developments costs over 5 years.
     Research & development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.
Note 2— Acquisitions and divestitures
     On January 22, 2010, we sold our seismic vessel Harmattan for U.S.$3.4 million.
     On February 9, 2010, we exercised our purchase option for the seismic vessel Geo Challenger for NOK250 million. We also sent a termination notice for our time charter on the Pacific Titan.

     On June 30, 2010, we entered into an agreement with Norfield AS providing for us to acquire full ownership of the seismic vessel Voyager in exchange for certain assets as part of the restructuring of Norfield AS. This agreement is subject to certain conditions precedent. As a result of such agreement, €58.1 million of our assets to be transferred were classified as “held for sale” on our balance sheet at June 30, 2010.
Note 3—Financial debt
     On February 26, 2010, we repaid €35 million under our French revolving facility.
     Our net financial debt amounted to €1,183.0 million at June 30, 2010 compared to €918.7 at December 31, 2009.
     As of June 30, 2010 the Group had €11 million available in unused short-term credit lines and overdraft facilities and €277 million in unused long-term credit lines.
     All covenants were complied with as of June 30, 2010.
Note 4—Common stock and stock options plans
As of June 30, 2010, the Company’s share capital consisted of 151,409,611 shares, each with a par value of €0.40.
New stock option plans and performance shares allocation plan
     On January 6, 2010, the Board of Directors allocated 220,000 stock options to one beneficiary pursuant to a shareholders’ resolution. The exercise price of the stock options is €14.71. The stock options expire on January 6, 2018. 110,000 of these stock options vest immediately, 55,000 will vest as of January 7, 2011 and 55,000 will vest as of January 7, 2012.
     On March 22, 2010, the Board of Directors allocated:
•	1,348,150 stock options to 338 beneficiaries pursuant to a shareholders’ resolution. The exercise price of the stock options is €19.44. The stock options expire on March 22, 2018. Rights to these options vest by one-third during each of the first three years of the plan;

•	509,925 performance shares to 332 beneficiaries pursuant to a shareholders’ resolution, including 73,125 performance shares that were allocated to executive officers who were members of the Executive Committee (excluding the Chairman and the Chief Executive Officer);

•	200,000 stock options to the Chairman and Chief Executive Officer. Their exercise price is €19.44. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of the following objectives:
•	A share price performance objective relative to the share price considering the SBF 120 index;

•	A share price performance objective relative to the ADS price considering the PHLX Oil Services Sectorsm (OSXsm) index; or

•	A financial indicator in the form of an EBITDAS objective expressed in U.S.$ and related to the target for the annual variable part of compensation of the Chairman and Chief Executive Officer.
The options have an eight-year duration subject to the requirement, for all French residents, to hold the resulting shares in registered form from their purchase date until March 22, 2014 inclusive, except in limited cases listed in the plan regulation.
Information relating to options outstanding at June 30, 2010 is summarized below:

Date of Board of Directors' Resolution	Options granted	Options outstanding at June 30, 2010	Exercise price per share	Fair value per share at the grant share date		Expiration date

May 15, 2003	849,500	243,600	€2.91	€2.23	(a)	May 14, 2011
May 11, 2006	1,012,500	951,845	€26.26	€14.97	(b)	May 10, 2014
March 23, 2007	1,308,750	1,190,750	€30.40	€12.65	(c)	March 22, 2015
March 14, 2008	1,188,500	1,116,500	€32.57	€12.06	(d)	March 14, 2016
March 16, 2009	1,327,000	1,176,868	€8.82	€4.63	(e)	March 15, 2017
January 6, 2010	220,000	220,000	€14.71	€8.23	(f)	January 6, 2018
March 22, 2010	1,548,150	1,546,350	€19.44	€10.10	(g)	March 22, 2018

Total	7,454,400	6,445,913

(a)	Based on a volatility of 57% and a risk-free rate of 3.9%.

(b)	Based on a volatility of 35% and a risk-free rate of 3.8%

(c)	Based on a volatility of 36% and a risk-free rate of 3.95%

(d)	Based on a volatility of 39% and a risk-free rate of 3.47%

(e)	Based on a volatility of 50% and a risk-free rate of 2.88%

(f)	Based on a volatility of 52% and a risk-free rate of 2.78%

(g)	Based on a volatility of 52% and a risk-free rate of 2.44%
The exercise price for each option is the average fair market value of our common stock during the 20 consecutive trading days ending on the trading day immediately preceding the date the option is granted.
According to IFRS 2, the fair value of stock options granted since November 7, 2002 (comprising the May 2003, May 2006, March 2007, March 2008, 2009 and 2010 plans) is recognized as an expense over the life of the plan, which represented a €7.2 million expense for the six month period ended June 30, 2010 (of which €3.7 million was for members of the Executive Committee), and a €10.6 million expense for the six months ended June 30, 2009 (of which €3.5 million was for members of the Executive Committee).
A summary of the Company’s stock option transactions and related information follows:

	June 30, 2010		June 30, 2009
	Number of options	Weighted average exercise price in €	Number of options	Weighted average exercise price in €

Outstanding-beginning of period	4,958,740	22.35	4,181,985	25.43
Granted	1,768,150	18.85	1,327,000	8.82
Exercised	(242,879)	6.70	(7,500)	4.60
Forfeited	(38,098)	14.95	(294,860)	15.05

Outstanding-end of period	6,445,913	14.23	5,206,625	21.81

Note 5—Analysis by operating segment and geographic area
     Financial information by operating segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of CGG Veritas. We divide our business into two operating segments, geophysical services and geophysical equipment.
     Our geophysical services segment comprises:
•	Land contract: seismic data acquisition for land, transition zones and shallow water on behalf of a specific client;

•	Multi-client land: seismic data acquisition licensed to a number of clients on a non-exclusive basis;

•	Marine contract: seismic data acquisition offshore on behalf of a specific client;

•	Multi-client marine: seismic data acquisition licensed to a number of clients on a non-exclusive basis; and

•	Processing and Imaging: processing, imaging and interpretation of geophysical data, data management and reservoir studies for clients.
     Our geophysical equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, handles our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.
     Inter-company sales between the two segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical equipment segment to the geophysical services segment. These inter-segment sales and the related operating income recognized by the geophysical equipment segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables that follow.
     Operating income of an industry segment represents operating revenues and other income from ordinary activities less expenses of that segment. It includes non-recurring and unusual items, which are disclosed in the operating segment, if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables that follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not followed by the segment management and because financing and investment are mainly managed at the corporate level.

     Identifiable assets are those used in the operations of each industry segment. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents.
Due to the constant changes in work locations, the Group does not track its assets based on country of origin or ownership.
The following tables present revenues, operating income and identifiable assets by operating segment, and operating revenues by geographic area (by location of customers).
Analysis by operating segment

	Three months ended June 30,
	2010					2009
			Eliminations					Eliminations
			and		Consolidated	Services		and		Consolidated
(in millions of euros)	Services	Equipment	Adjustments		Total	(a)	Equipment	Adjustments(a)		Total

Revenues from unaffiliated customers	353.3	144.7	—		498.0	409.3	163.3	—		572.6
Inter-segment revenues	—	45.9	(45.9)		—	0.2	11.9	(12.1)		—
Operating revenues	353.3	190.6	(45.9)		498.0	409.5	175.2	(12.1)		572.6
Other income from ordinary activities	—	0.7	—		0.7	—	0.8	—		0.8
Total income from ordinary activities	353.3	191.3	(45.9)		498.7	409.5	176.0	(12.1)		573.4
Operating income (loss)	4.1	50.5	(26.1	) (b)	28.5	(39.3)	41.9	(19.1	) (b)	(16.5)
Equity in income (loss) of investees	(2.3)	—	—		(2.3)	2.0	—	—		2.0
Capital expenditures (c)	112.9	9.6	—		122.5	103.9	3.7	0.3		107.9
Depreciation and amortization (d)	86.8	8.8	0.4		96.0	133.0	6.9	0.4		140.3
Investments in companies under equity method	1.2	—	—		1.2	—	—	—		—

(a)	The segment information related to our Services segment for the three months ended June 30, 2009 was restated to reflect the change in our internal financial reporting in 2010: (i) Operating income for our Services segment is presented after elimination of amortization expense corresponding to past inter-company capital expenditures between our Equipment segment and Services segment; (ii) Capital expenditures for our Services segment are presented after elimination of inter-segment margin. These eliminations were previously presented in “Eliminations and Adjustments".

(b)	Includes general corporate expenses of €9.6 million for the three months ended June 30, 2010 and €11.5 million for the comparable period in 2009.

(c)	Includes investments in multi-client surveys of €65.8 million for the three months ended June 30, 2010 and €75.0 million for the three months ended June 30, 2009 and capitalized development costs of €3.5 million for the three months ended June 30, 2010 and €3.1 million for the comparable period of 2009, in the Services segment. Capitalized development costs in the Equipment segment were €0.7 million for the three months ended June 30, 2010 and €0.4 million for the comparable period of 2009.

(d)	Includes multi-client survey amortization of €40.3 million for the three months ended June 30, 2010 and €48.6 million for the comparable period of 2009.

	Three months ended June 30,
	2010 (1)				2009 (1)
			Eliminations				Eliminations
			and	Consolidated			and	Consolidated
(in millions of US$)	Services	Equipment	Adjustments	Total	Services	Equipment	Adjustments	Total

Revenues from unaffiliated customers	459.9	187.0	—	646.9	557.6	223.6	(2.3)	778.9

Inter-segment revenues	—	60.1	(60.1)	—	0.3	15.1	(15.4)	—

Operating revenues	459.9	247.1	(60.1)	646.9	557.9	238.7	(17.7)	778.9
Other income from ordinary activities	—	0.9	—	0.9	—	1.2	—	1.2
Total income from ordinary activities	459.9	248.0	(60.1)	647.8	557.9	239.9	(17.7)	780.1

Operating income (loss)	5.1	65.8	(33.8)	37.1	(50.7)	56.7	(25.6)	(19.6)

(1)	Corresponding to the half-year in US dollars less the first quarter in US dollars.

	Six months ended June 30,
	2010					2009
								Eliminations
			Eliminations					and
			and		Consolidated	Services		Adjustments		Consolidated
(in millions of euros)	Services	Equipment	Adjustments		Total	(a)	Equipment	(a)		Total

Revenues from unaffiliated customers	718.8	277.2	—		996.0	933.6	287.5	—		1,221.1
Inter-segment revenues	0.2	72.3	(72.5)		—	0.6	41.5	(42.1)		—
Operating revenues	719.0	349.5	(72.5)		996.0	934.2	329.0	(42.1)		1,221.1
Other income from ordinary activities	—	1.6	—		1.6	—	1.6	—		1.6
Total income from ordinary activities	719.0	351.1	(72.5)		997.6	934.2	330.6	(42.1)		1,222.7
Operating income (loss)	14.2	86.0	(45.4	)(b)	54.8	41.4	83.0	(40.7	)(b)	83.7
Equity in income (loss) of investees	(2.1)	—	—		(2.1)	2.4	—	—		2.4
Capital expenditures (c)	211.7	12.3	—		224.0	232.0	8.9	0.3		241.2
Depreciation and amortization (d)	173.7	17.1	0.8		191.6	234.1	13.7	0.8		248.6
Investments in companies under equity method	1.2	—	—		1.2	—	4.0	—		4.0
Identifiable assets	4,570.7	797.0	(286.5)		5,081.2	4,404.3	732.3	(209.4)		4,927.2
Unallocated and corporate assets					440.6					599.1

Total Assets					5,521.8					5,526.3

(a)	The segment information related to our Services segment for the six months ended June 30, 2009 was restated to reflect the change in our internal financial reporting in 2010: (i) Operating income for our Services segment is presented after elimination of amortization expense corresponding to past inter-company capital expenditures between our Equipment segment and Services segment; (ii) Capital expenditures for our Services segment are presented after elimination of inter-segment margin. These eliminations were previously presented in “Eliminations and Adjustments”.

(b)	Includes general corporate expenses of €21.7 million for the six months ended June 30, 2010 and €20.3 million for the comparable period in 2009.

(c)	Includes investments in multi-client surveys of €128.0 million for the six months ended June 30, 2010 and €144.5 million for the six months ended June 30, 2009, capitalized development costs of €6.8 million for the six months ended June 30, 2010 and €6.4 million for the comparable period of 2009 and no capital leases for the six months ended June 30, 2010 and €22.8 million for the comparable period of 2009 in the Services segment. Capitalized development costs in the Equipment segment were €1.4 million for the six months ended June 30, 2010 and €1.0 million for the comparable period of 2009.

(d)	Includes multi-client survey amortization of €80.2 million for the six months ended June 30, 2010 and €89.0 million for the comparable period of 2009.

	Six months ended June 30,
	2010				2009
			Eliminations	Consolidated			Eliminations	Consolidated
	Services	Equipment	and	Total	Services		and	Total
(in millions of US$)	(1)	(2)	Adjustments	(3)	(1)	Equipment (2)	Adjustments	(3)

Revenues from unaffiliated customers	971.0	372.0	—	1,343.0	1,245.8	384.3	—	1,630.1
Inter-segment revenues	0.2	97.0	(97.2)	—	0.8	55.5	(56.3)	—
Operating revenues	971.2	469.0	(97.2)	1,343.0	1,246.6	439.8	(56.3)	1,630.1
Other income from ordinary activities	—	2.1	—	2.1	—	2.1	—	2.1
Total income from ordinary activities	971.2	471.1	(97.2)	1,345.1	1,246.6	441.9	(56.3)	1,632.2

Operating income (loss)	19.2	115.4	(60.8)	73.8	55.3	111.0	(54.4)	111.8

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.351 per € in 2010 and of US$1.334 per € in 2009 for the Services segment.

(2)	Dollar amounts were converted at the average exchange rate of US$1.342 per € in 2010 and of US$1.337 per € in 2009 for the Equipment segment.

(3)	Dollar amounts for the Consolidated total were converted at the average exchange rate of US$1.348 per € in 2010 and of US$1.335 per € in 2009, corresponding to the weighted average based on each segment’s operating revenues.
Revenues by geographic area
     The following table sets forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended June 30,
	2010			2009
Except percentages, in millions of	€	US$ (1)		€	US$ (1)

North America	126.1	163.9	25%	113.2	154.0	20%
Central and South Americas	41.9	52.9	9%	35.6	48.4	6%
Europe, Africa and Middle East	224.4	293.2	45%	267.7	363.6	47%
Asia Pacific	105.6	136.9	21%	156.1	212.9	27%

Total	498.0	646.9	100%	572.6	778.9	100%

(1)	Corresponding to the half-year in US dollars less the first quarter in US dollars.

	Six months ended June 30,
	2010			2009
Except percentages, in millions of	€	US$ (1)		€	US$ (1)

North America	252.7	340.8	25%	242.8	324.1	20%
Central and South Americas	115.7	156.0	12%	71.7	95.8	6%
Europe, Africa and Middle East	413.3	557.3	41%	542.8	724.6	44%
Asia Pacific	214.3	288.9	22%	363.8	485.6	30%

Total	996.0	1,343.0	100%	1,221.1	1,630.1	100%

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.348 per € in 2010 and of US$1.335 per € in 2009.

Note 6—Other revenues (expenses)
Marine restructuring plan
     During the six months ended June 30, 2010, we paid approximately U.S.$25 million related to our 2009 marine restructuring plan, which was offset by the use of the corresponding provisions.
Note 7—Commitments and contingencies
Capital expenditures, other commitments and contingencies
     On March 5, 2010, we extended the charter period for our seismic vessel Vanquish until November 2020. Either two five-year-extension options or a purchase option (U.S.$44 million) can be exercised thereafter.
     On June 17, 2010, we extended the bareboat charter period for our seismic vessel Endeavour until March 2018, for an additional commitment of approximately U.S.$30 million, with two additional five-year extension options,.
Litigation and other risks
     On January 29, 2010, a Texarkana, Texas jury found that Sercel Inc. infringed United States Patent No. 5,852,242 and that patent-holder ION was entitled to $25.2 million in lost profits. Sercel Inc. asked the Court to overturn the jury’s finding on several grounds, including ION’s failure to prove by a preponderance of the evidence that the patent was infringed by Sercel Inc. and the invalidity of the patent due to ION’s failure to disclose in the patent the best way of making the invention. The parties are expecting the court’s final judgment prior to any further action. The Court had previously found the product claims of the patent invalid, and one of the claims for a method of manufacturing not infringed. Sercel is confident that its products do not infringe any valid claims of the patent in question.
     We do not believe this litigation will have a material adverse effect on our financial position or results of operations. Thus, no provision was recorded in the consolidated financial statements, except for the fees related to prepare the defense.
Note 8—related party transactions
     The Group provides services to related parties, and contracts associated with these services are concluded at arm’s length. The Group also receives services from related parties.

	Six months ended June 30,
	2010	2009
	(in millions of euros)

Sales of geophysical equipment to Argas	24.5	27.2
Charter revenues received from LDA for the Alizé	7.0	5.9
Technical consulting services / equipment rentals to Argas	8.5	5.6
Sales of geophysical equipment to JV Xian Peic	3.4	0.1

Income	43.4	38.8

Charter expenses and ship management to Norwegian Oilfield Services AS	15.8	18.4
Equipment rentals from Argas	8.5	—
Expenses paid for Alizé ship management to LDA	6.9	4.0
Purchases of geophysical equipment from Tronic’s	2.3	1.9
Purchases of geophysical equipment from Cybernetix	4.8	3.7
Cost of services rendered by JV Xian Peic	0.2	—

Expenses	38.5	28.0

Trade receivables from LDA	5.5	—
Trade receivables from Argas	5.3	—
Trade receivables from Norwegian Oilfield Services AS	7.5	8.2

Trade accounts and notes receivable	18.3	8.2

Loan to Eidesvik Seismic Vessel AS	5.9	—
Financial assets	5.9	—

	Six months ended June 30,
	2010	2009
	(in millions of euros)

Accounts payable to LDA	1.8	5.8
Accounts payable to Cybernetix	0.2	—
Accounts payable to Argas	4.9	—

Trade accounts and notes payables	6.9	5.8

Contractual obligations

Future rents commitments to LDA	43.7	41.5
Future rents commitments to Norwegian Oilfield Services AS	150.9	184.0
Future rent commitments to Eidesvik Seismic Vessels AS and Oceanic Seismic Vessels AS	436.6	—

Contractual Obligations	631.2	225.5

     Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. In addition, LDA is the owner, together with the Group, of Geomar owner of the seismic vessel “Alizé”. Geomar provides vessel charter services to LDA.
     Argas, JV Xian Peic, Cybernetix, Norwegian Oilfield Services AS, Eidesvik Seismic Vessel AS and Oceanic Seismic Vessel AS are companies accounted for under the equity method.
     Tronic’s is 16% owned by the group.
Note 9—Subsequent events
     On July 1, 2010, we took delivery of the Oceanic Vega, our new seismic vessel.
     On July 15, 2010, we amended our US senior facilities agreement. This amendment extended the maturity of U.S.$340 million out of the total U.S.$515 million outstanding as of June 30, 2010 from January 2014 to January 2016 and increased the Company’s headroom under its financial covenants.
     In consideration of such amendment, the applicable margin for all borrowings under the US senior facilities increased by 1.0% for the amounts whose maturity was extended.
     The tranche whose maturity was extended to 2016 will have its maturity accelerate to February 2015 if our senior notes due May 2015 are not refinanced by February 2015.
     As amended, the financial covenants in the senior facilities agreement include:

•	a maximum ratio of total net financial debt to EBITDAS (2.75:1 for any relevant period expiring in the rolling 12-month period ending September 30 and December 31, 2010, and March 31, June 30, September 30 and December 31, 2011, 2.50:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2012, 2.25:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2013 and 2.00:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2014, and 1.75:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2015, respectively)

•	and a minimum ratio of EBITDAS to total interest costs (3.50:1 for any relevant period expiring in the rolling 12-month periods-ending September 30 and December 31, 2010, and March 31, June 30, September 30 and December 31, 2011, and March 31, June 30, September 30 and December 31, 2012, 4.00:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2013, 4.50:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2014, and 5.00:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2015, respectively).

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Group organization
     We report financial information by operating segment in accordance with our internal reporting system and the internal segment information that is used to manage and measure our performance. We divide our business into two operating segments, geophysical services and geophysical equipment.
     Our geophysical services segment comprises:
•	Land contract: seismic data acquisition for land, transition zones and shallow water on behalf of a specific client;

•	Multi-client land: seismic data acquisition licensed to a number of clients on a non-exclusive basis;

•	Marine contract: seismic data acquisition offshore on behalf of a specific client;

•	Multi-client marine: seismic data acquisition licensed to a number of clients on a non-exclusive basis; and

•	Processing and Imaging: processing, imaging and interpretation of geophysical data, data management and reservoir studies for clients.
     Our geophysical equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.
Factors Affecting Results of Operations
Geophysical market environment
     Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.
     The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. In the fourth quarter of 2009, we recognized an impairment loss on goodwill of €216 million on our marine business line as a result of market conditions.
     Demand for seismic equipment in 2010 is driven by technology requirements with a premium for differentiating technology.
     In geophysical services, commercial activity is increasingly supported by new opportunities in most regions, especially for high end advanced solutions, challenging environments and unconventional plays. Overall geophysical services in 2010 will be shaped by the impact of events in the Gulf of Mexico on multi-client sales and marine contract, which at this time remain uncertain.
Foreign exchange fluctuations
     As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates. Movements between the U.S. dollar and euro or other currencies may adversely affect our business by negatively impacting our revenues and income.
     As certain trends in our business may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Conditions and Results of Operations into U.S. dollars. See “Item 5: Operating and Financial Review and Prospects — Trend Information — Currency Fluctuations” of our annual report on Form 20-F for the year ended December 31, 2009.
     Unless otherwise indicated, balance sheet data expressed in U.S. dollars have been converted from euros at the exchange rate on the relevant balance sheet date, and income statement data in U.S. dollars have been converted from euros at the average exchange rate for the relevant period. The exchange rates as of December 31, 2009 and June 30, 2010 were U.S.$1.441, and U.S.$1.227 respectively, per euro, and the average exchange rates for the six-month periods ended June, 2009 and 2010 were U.S.$1.335 and U.S.$1.348, respectively, per euro.
Acquisitions and divestitures
     On January 22, 2010, we sold our seismic vessel Harmattan for U.S.$3.4 million.
     On February 9, we exercised our purchase option for the seismic vessel Geo Challenger for NOK250 million. We also sent a termination notice for our time charter on the Pacific Titan.
     On June 30, 2010, we entered into an agreement with Norfield AS providing for us to acquire full ownership of the seismic vessel Voyager in exchange for certain assets as part of the restructuring of Norfield AS. This agreement is subject to certain conditions precedent. As a result of such agreement, €58.1 million of our assets to be transferred were classified as “held for sale” on our balance sheet at June 30, 2010.
     On July 1, 2010, we took delivery of the Oceanic Vega, our new seismic vessel.
Indebtedness
     On February 26, 2010, we repaid €35 million under our French revolving facility.
     On July 15, 2010, we amended our US senior facilities agreement. This amendment extended the maturity of U.S.$340 million out of the total U.S.$515 million outstanding as of June 30, 2010 from January 2014 to January 2016 and increased the headroom under our financial covenants.
     In consideration of such amendment, the applicable margin for all borrowings under the US senior facilities increased by 1.0% for the amounts whose maturity was extended.
     The tranche whose maturity was extended to 2016 will have its maturity accelerate to February 2015 if our senior notes due May 2015 are not refinanced by February 2015.
As amended, the financial covenants in the senior facilities agreement include:
•	a maximum ratio of total net financial debt to EBITDAS (2.75:1 for any relevant period expiring in the rolling 12-month period ending September 30 and December 31, 2010, and March 31, June 30, September 30 and December 31, 2011, 2.50:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2012, 2.25:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2013 and 2.00:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2014, and 1.75:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2015, respectively)

•	and a minimum ratio of EBITDAS to total interest costs (3.50:1 for any relevant period expiring in the rolling 12-month periods-ending September 30 and December 31, 2010, and March 31, June 30, September 30 and December 31, 2011, and March 31, June 30, September 30 and December 31, 2012, 4.00:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2013, 4.50:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2014, and 5.00:1 for any relevant period expiring in the rolling 12-month period ending March 31, June 30, September 30 and December 31, 2015, respectively).
New stock-option plans and performance shares allocation plan
     On January 6, 2010, the Board of Directors allocated 220,000 stock options to one beneficiary pursuant to a shareholders’ resolution. The exercise price of the stock options is €14.71. The stock options expire on January 6, 2018. 110,000 of these stock options vest immediately, 55,000 will vest as of January 7, 2011 and 55,000 will vest as of January 7, 2012.
     On March 22, 2010, the Board of Directors allocated:
•	1,348,150 stock options to 338 beneficiaries pursuant to a shareholders’ resolution. The exercise price of the stock options is €19.44. The stock options expire on March 15, 2018. Rights to these options vest by one-third during each of the first three years of the plan;

•	509,925 performance shares to 332 beneficiaries pursuant to a shareholders’ resolution, including 73,125 performance shares that were allocated to executive officers who were members of the Executive Committee (excluding the Chairman and the Chief Executive Officer);

•	200,000 stock options to the Chairman and Chief Executive Officer. Their exercise price is €19.44. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of the following objectives:
•	A share price performance objective relative to the share price considering the SBF 120 index;

•	A share price performance objective relative to the ADS price considering the PHLX Oil Services Sectorsm (OSXsm) index; or

•	A financial indicator of EBITDAS objective expressed in U.S.$ and related to the target for the annual variable part of compensation of the Chairman and Chief Executive Officer.
The options have an eight-year duration subject to the requirement, for all French residents, to hold the resulting shares in registered form from their purchase date until March 22, 2018 inclusive, except in limited cases listed in the plan regulation
Legal proceedings, claims and other contingencies
     On January 29, 2010, a Texarkana, Texas jury found that Sercel Inc. infringed United States Patent No. 5,852,242 and that patent-holder ION was entitled to $25.2 million in lost profits. Sercel Inc. asked the Court to overturn the jury’s finding on several grounds, including ION’s failure to prove by a preponderance of the evidence that the patent was infringed by Sercel Inc. and the invalidity of the patent due to ION’s failure to disclose in the patent the best way of making the invention. The parties are expecting the court’s final judgment prior to any further action. The Court had previously found the product claims of the patent invalid, and one of the claims for a method of manufacturing not infringed. Sercel is confident that its products do not infringe any valid claims of the patent in question.
     We do not believe this litigation will have a material adverse effect on our financial position or results of operations. Thus, no provision was recorded in the consolidated financial statements, except for the fees related to prepare the defense.
Backlog
Our backlog as of July 1, 2010 was U.S.$1.5 billion. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.
Three months ended June 30, 2010 compared to three months ended June 30, 2009
Operating revenues
The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.

	Three months ended June 30,
Except percentages, in millions of	2010			2009
	€	U.S.$(1)%		€	U.S.$(1)%
Land	86.1	111.5	17%	70.1	95.9	12%
Marine	195.5	254.7	40%	267.7	364.4	47%
Processing & Imaging	71.7	93.7	14%	71.5	97.3	12%
Total Services	353.3	459.9	71%	409.3	557.6	71%
Equipment	144.7	187.0	29%	163.3	221.3	29%

Total	498.0	646.9	100%	572.6	778.9	100%

(1)	Corresponding to the half-year in US dollars less the first quarter in US dollars.
     Our consolidated operating revenues for the three months ended June 30, 2010 decreased 13% to €498.0 million from €572.6 million for the comparable period of 2009. Expressed in U.S dollars, our consolidated operating revenues decreased 17% to U.S.$646.9 million in the three months ended June 30, 2010 from U.S.$778.9 million for the comparable period of 2009. This decrease was attributable to our Services segment.
     Services
     Operating revenues for our Services segment (excluding intra-group sales) decreased 14% to €353.3 million for the three months ended June 30, 2010 from €409.3 million for the comparable period of 2009. In U.S. dollar terms, operating revenues for our Services segment decreased 18% mainly as a result of the vessel reduction plans and lower marine multi-client sales.

     Marine
     Operating revenues from our Marine business line for the three months ended June 30, 2010 decreased 27% to €195.5 million from €267.7 million for the comparable period of 2009 (and decreased 30% in U.S. dollar terms).
     Contract revenues decreased 22% to €149.5 million for the three months ended June 30, 2010 from €191.2 million for the comparable period of 2009 (and decreased 25% in U.S. dollar terms) principally due to the decommissioning of nine of our lower-end vessels as part of our marine restructuring plan begun in 2009 and now complete. 73% of our high end 3D fleet operated on contract during the three months ended June 30, 2010. The fleet availability and production rates were 92% for the three months ended June 30, 2010. Contract revenues accounted for 76% of marine revenues for the three months ended June 30, 2010 compared to 71% for the comparable period of 2009.
     Multi-client marine data library revenues decreased 40% to €46.0 million for the three months ended June 30, 2010 from €76.4 million for the comparable period of 2009 (and decreased 42% in U.S. dollar terms) principally due to lower demand. Prefunding decreased 9% to €32 million for the three months ended June 30, 2010 from €35.4 million for the comparable period of 2009 (and decreased 12% in U.S. dollar terms). After-sales decreased 66% to €14.0 million for the three months ended June 30, 2010 from €41.0 million for the comparable period of 2009 (and decreased 68% in U.S. dollar terms) mainly due to the conditions in the Gulf of Mexico and delay of the publication of pre-salt regulations in Brazil.
     Land
     Operating revenues from our Land business line increased 23% to €86.1 million for the three months ended June 30, 2010, from €70.1 million for the comparable period of 2009 (and increased 16% in U.S. dollar terms).
     Contract revenues increased slightly 2% to €61.7 million for the three months ended June 30, 2010 from €60.6 million for the comparable period of 2009 (and decreased 4% in U.S. dollar terms). We operated 13 crews worldwide during the three months ended June 30, 2010 compared to 12 for the comparable period of 2009. Demand remained high in Middle East further reinforced by the mobilization of our new OBC (Ocean Bottom Cable) crews. Contract revenues accounted for 72% of land revenues for the three months ended June 30, 2010 compared to 86% for the comparable period of 2009.
     Prefunding increased significantly to €11.9 million for the three months ended June 30, 2010 from €1.1 million for the comparable period of 2009 with a prefunding rate of 112% notably due to strengthened interest for our on-shore seismic data in the U.S., especially our Haynesville survey which was completed in May 2010 and our upcoming new Marcellus shale program. After-sales increased 49% to €12.5 million for the three months ended June 30, 2010 from €8.4million for the comparable period of 2009 (and increased 45% in U.S. dollar terms).
     Processing & Imaging
     Operating revenues from our Processing & Imaging business line were stable at €71.7 million for the three months ended June 30, 2010 (and decreased 4% in US dollar terms) as demand for our high-end depth imaging technologies remained high.
     Equipment
     Operating revenues for our Equipment segment, including 24% intra-group sales, increased 9% to €190.6 million for the three months ended June 30, 2010 from €175.2 million for the comparable period of 2009. In U.S. dollar terms, revenues increased 4% to U.S.$247.1 million for the three months ended June 30, 2010 from U.S.$238.7 million for the comparable period of 2009, confirming the early recovery of the equipment market. Sentinel solid streamer demand for installation in newly built vessels and vessel upgrades drove marine sales higher this quarter while sales of land equipment remained strong.
     Operating revenues for our Equipment segment, excluding intra-group sales, decreased 11% to €144.7 million for the three months ended June 30, 2010 from €163.3 million for the comparable period in 2009 (and decreased 15% in U.S. dollar terms).
Operating Expenses
     Cost of operations, including depreciation and amortization, decreased 12% to €398.9 million for the three months ended June 30, 2010 from €453.8 million for the comparable period of 2009, mainly due to lower activity in marine and the impact of our marine restructuring plan and certain reduction of liabilities. As a percentage of operating revenues, cost of operations increased to 80% for the three months ended June 30, 2010 from 79% for the comparable period of 2009. Gross profit decreased 17% to €99.8 million for the three months ended June 30, 2010 from €119.6 million for the comparable period of 2009, representing 20% and 21% of operating revenues, respectively.
     Research and development expenditures increased 12% to €15.5 million for the three months ended June 30, 2010, from €13.8 million for the comparable period of 2009, representing 3% and 2% of operating revenues, respectively.

     General and administrative expenses were stable at €47.2 million for the three months ended June 30, 2010.
     Marketing and selling expenses decreased 4% to €13.4 million for the three months ended June 30, 2010 from €14.0 million for the comparable period of 2009.
     Other revenues amounted to €4.8 million for the three months ended June 30, 2010 mainly due to disposal of assets. Other expenses of €61.3 million for three months ended June 30, 2009 included primarily a marine restructuring provision.
Operating Income (Loss)
     Our operating income was €28.5 million for the three months ended June 30, 2010 compared to operating loss of €16.5 million for the three months ended June 30, 2009 as a result of the factors described above. Before restructuring costs, operating income was €48.4 million for the three months ended June 30, 2009.
     Operating income from our Services segment was €4.1 million for the three months ended June 30, 2010 compared to operating loss of €39.3 million for the three months ended June 30, 2009. Before restructuring costs, operating income from our Services segment was €25.5 million for the three months ended June 30, 2009.
     Operating income from our Equipment segment increased 21% to €50.5 million for three months ended June 30, 2010 from €41.9 million for the comparable period of 2009 (and increased 16% in U.S. dollar terms).
Financial Income and Expenses
     Cost of net financial debt was stable at €25.8 million for the three months ended June 30, 2010 compared to the three months ended June 30 of 2009 (and decreased slightly in U.S. dollar terms).
     Other financial income was €8.0 million for the three months ended June 30, 2010 compared to a loss of €5.3 million for the three months ended June 30, 2009 due to currency fluctuations.
Income Taxes
     Income tax was €2.0 million for the three months ended June 30, 2010 compared to a tax credit of €19.6 million for the three months ended June 30, 2009. Before deferred taxes on currency translation, the effective tax rate in the second quarter of 2010 was 21% compared to 30% for the three months ended June 30, 2009.
Equity in Income (Loss) of Affiliates
     Loss from investments accounted for under the equity method was €2.3 million for the three months ended June 30, 2010 compared to income of €2.0 million for the three months ended June 30, 2009. This decrease was mainly attributable to Argas, our joint venture in Saudi Arabia.
Net Income
     Net income was €6.3 million for the three months ended June 30, 2010 compared to a net loss of €25.5 million for the comparable period of 2009 as a result of the factors discussed above.
Six months ended June 30, 2010 compared to six months ended June 30, 2009
Operating revenues
The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.

	Six months ended June 30,
Except percentages, in millions of	2010			2009
	€	U.S.$(1)%		€	U.S.$(1)%
Land	186.5	252.0	19%	179.9	240.1	15%
Marine	393.7	531.7	39%	605.0	807.3	50%
Processing & Imaging	138.6	187.3	14%	148.7	198.4	12%
Total Services	718.8	971.0	72%	933.6	1,245.8	76%
Equipment	277.2	372.0	28%	287.5	384.3	24%

Total	996.0	1,343.0	100%	1,221.1	1,630.1	100%

(1)	Dollar amounts represent euro amounts converted at the average exchange rates of U.S.$1.348, U.S.$1.351, and U.S.$1.342 per € in 2010 for the Group, the Services and Equipment segment, respectively, and U.S.$1.335, U.S.$1.334, and U.S.$1.337 per € in 2009 for the Group, the Services and Equipment segment.
     Our consolidated operating revenues for the six months ended June 30, 2010 decreased 18% to €996.0 million from €1,221.1 million for the comparable period of 2009. Expressed in U.S dollars, our consolidated operating revenues also decreased 18% to U.S.$1,343.0 million in the six months ended June 30, 2010 from U.S.$1,630.1 million for the comparable period of 2009. This decrease was mainly due to our Services segment.
     Services
     Operating revenues from our Services segment (excluding intra-group sales) decreased 23% to €718.8 million for the six months ended June 30, 2010 from €933.6 million for the comparable period of 2009 (and decreased 22% in U.S. dollar terms), reflecting the lower prices and reduced demand in the marine market.
     Marine
Operating revenues from our Marine business line for the six months ended June 30, 2010 decreased 35% to €393.7 million from €605.0 million for the comparable period of 2009 (and decreased 34% in U.S. dollar terms).
Contract revenues decreased 38% to €294.7 million for the six months ended June 30, 2010 from €475.2 million for the comparable period of 2009 (and decreased 37% in U.S. dollar terms) principally due to low prices in the marine market and the vessel reduction under our marine restructuring plan launched in 2009. Contract revenues accounted for 75% of marine revenues for the six months ended June 30, 2010 compared to 79% for the comparable period of 2009.
Multi-client marine data library revenues decreased 24% to €98.9 million for the six months ended June 30, 2010 from €129.8 million for the comparable period of 2009 (and decreased 23% in U.S. dollar terms) principally due to reduced demand. Prefunding, with a rate of 51%, decreased 29% to €54.8 million for the six months ended June 30, 2010 from €77.5 million for the comparable period of 2009 (and decreased 28% in U.S. dollar terms). After-sales decreased 17% to €44.1 million for the six months ended June 30, 2010 from €52.3 million for the comparable period of 2009 (and decreased 15% in U.S. dollar terms) with low activity as a result of economic conditions, notably in the Gulf of Mexico.
     Land
Operating revenues from our Land business line increased 4% to €186.5 million for the six months ended June 30, 2010, from €179.9 million for the comparable period of 2009 (and increased 5% in U.S. dollar terms).
Contract revenues decreased 11% to €143.2 million for the six months ended June 30, 2010 from €161.3 million for the comparable period of 2009 (and decreased 10% in U.S. dollar terms). We operated 14 crews worldwide during the six months ended June 30, 2010 compared to 15 for the comparable period of 2009. Contract revenues accounted for 77% of land revenues for the six months ended June 30, 2010 compared to 89% for the comparable period of 2009.
Prefunding, with a rate of 114%, increased significantly to €24.0 million for the six months ended June 30, 2010 from €4.5 million for the comparable period of 2009 due to strong interest for our seismic data in the U.S. After-sales increased 37% to €19.3 million for the six months ended June 30, 2010 from €14.1 million for the comparable period of 2009 (and increased 38% in U.S. dollar terms).
     Processing & Imaging
Operating revenues from our Processing & Imaging business line decreased 7% to €138.6 million for the six months ended June 30, 2010 from €148.7 million for the comparable period of 2009 (and decreased 6% in US$ terms).

     Equipment
Operating revenues for our Equipment segment, including intra-group sales, increased 6% to €349.5 million for the six months ended June 30, 2010 from €329.0 million for the comparable period of 2009. In U.S. dollar terms, revenues increased 7% to U.S.$469.0 million for the six months ended June 30, 2010 from U.S.$439.8 million for the comparable period of 2009 as a result of increasing demand in marine.
Operating revenues for our Equipment segment, excluding intra-group sales, decreased 4% to €277.2 million for the six months ended June 30, 2010 from €287.5 million for the comparable period in 2009 (and decreased 3% in U.S. dollar terms).
Operating Expenses
     Cost of operations, including depreciation and amortization, decreased 13% to €791.8 million for the six months ended June 30, 2010 from €907.8 million for the comparable period of 2009 mainly due to lower activity in marine. As a percentage of operating revenues, cost of operations increased to 79% for the six months ended June 30, 2010 from 74% for the comparable period of 2009. Gross profit decreased 35% to €205.8 million for the six months ended June 30, 2010 from €314.9 million for the comparable period of 2009, representing 21% and 26% of operating revenues, respectively.
     Research and development expenditures decreased 4% to €28.8 million for the six months ended June 30, 2010, from €30.0 million for the comparable period of 2009 representing 3% and 2% of operating revenues, respectively.
     General and administrative expenses decreased 2% to €96.5 million for the six months ended June 30, 2010 from €98.8 million for the comparable period of 2009.
     Marketing and selling expenses increased 4% to €30.1 million for the six months ended June 30, 2010 from €28.9 million for the comparable period of 2009.
     Other revenues amounted to €4.4 million for the six months ended June 30, 2010 mainly due to disposal of assets. Other expenses for the six months ended June 30, 2009 amounted to €73.5 million mainly due to the marine restructuring plan.
Operating Income (Loss)
     Our operating income decreased 35% to €54.8 million for the six months ended June 30, 2010, from €83.7 million for the comparable period of 2009 (and decreased 34% in U.S. dollar terms) as a result of the factors described above.
     Operating income from our Services segment decreased 66% to €14.2 million for the six months ended June 30, 2010 from €41.4 million for the comparable period of 2009 (and decreased 65% in U.S. dollar terms). Before restructuring costs, operating income from our Services segment was €95.2 million for the six months ended June 30, 2009.
     Operating income from our Equipment segment increased 4% to €86.0 million for six months ended June 30, 2010 from €83.0 million for the comparable period of 2008 (and increased 4% in U.S. dollar terms).
Financial Income and Expenses
     Cost of net financial debt decreased 2% to €50.3 million for the six months ended June 30, 2010 from €51.3 million for the comparable period of 2009 (and increased 1% in U.S. dollar terms).
Income Taxes
     Income tax expenses increased to €11.1 million for the six months ended June 30, 2010 from €3.3 million for the comparable period of 2009. Before deferred taxes on currency translation, the effective tax rate for the six months ended June 30, 2010 was 43% compared to 31% for the comparable period of 2009.
Equity in Income (Loss) of Affiliates
     Loss from investments accounted for under the equity method amounted to €2.1 million for the six months ended June 30, 2010 from income of €2.4 million for the comparable period of 2009. This decrease was mainly attributable to Argas, our joint venture in Saudi Arabia.
Net Income
     Net income was €6.6 million for the six months ended June 30, 2010 compared to a net income of €28.6 million for the comparable period of 2009 as a result of the factors discussed above.
Liquidity and Capital Resources
     Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels and acquisition of seismic vessels), investments in our multi-client data library and acquisitions (such as Veritas in 2007 and Wavefield in 2008).
     We intend to fund our liquidity needs through cash generated by operations, senior notes and borrowings under our U.S. and French facilities. Our U.S. facilities consist of a term loan B facility (U.S.$515 million outstanding as of June 30, 2010) maturing January 2014 (U.S.$175 million) and January 2016 (U.S.$340 million) and a $140 million U.S. revolving facility (undrawn as of June 30, 2010) maturing January 2012. The French facility consists of a U.S.$200 million senior secured revolving facility (undrawn as of June 30, 2010) maturing January 2012.
     We believe that we are not subject to near-term liquidity constraints, given our liquidity available as of June 30, 2010, our cash flow generation capability and prospects, and our near-to mid-term debt repayment schedule.
Cash Flows
Operations
     Net cash provided by operating activities was €172.7 million for the six months ended June 30, 2010 compared to €255.0 million for the comparable period of 2009. Before changes in working capital, net cash provided by operating activities for the six months ended June 30, 2010 was €165.0 million compared to €339.6 million for the comparable period for 2009. Changes in working capital had a positive impact on cash from operating activities of €7.7 million in the six months ended June 30, 2010 compared to a negative impact of €84.6 million for the comparable period for 2009.
Investing activities
     Net cash used in investing activities was €212.0 million in the six months ended June 30, 2010compared to €288.9 million for the six months ended June 30, 2009.
     In the six months ended June 30, 2010, we purchased tangible and intangible assets for €86.4 million mainly to equip our seismic vessels Viking 2 and Oceanic Vega with Sentinel streamers compared to €75.0 million for the six months ended June 30, 2009.
We also invested €128.0 million in our multi-client library, mainly in the Gulf of Mexico and Brazil, compared to €144.5 million in the comparable period of 2009. As of June 30, 2010, the net book value of our multi-client data library was €602.8 million compared to €469.1 million as of December 31, 2009.
     During the six months ended June 30, 2009, we acquired the remaining 30% of Wavefield for €62 million as part of the mandatory offer launched in December 30, 2008 and the squeeze-out process closed on February 16, 2009.
Financing activities
     Net cash used in financing activities during the six months ended June 30, 2010 was €134.6 million compared to €31.9 million of net cash provided for the six months ended June 30, 2009.
On February 26, 2010, we repaid €35 million under our French revolving facility.
     On June 9, 2009, we issued US$350 million principal amount of 9 1/2 % senior notes due 2016. The senior notes were issued at a price of 97.0% of their principal amount, resulting in a yield of 10 1/8%. The senior notes will mature on May 15, 2016.
Net debt
     Net financial debt as of June 30, 2010 was €1,183.0 million compared to €918.7 million at December 31, 2009. The ratio of net financial debt to equity increased to 38.7% as of June 30, 2010 from 34.5% as of December 31, 2009.
     “Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

     The following table presents a reconciliation of net financial debt to financing items of the balance sheet at June 30, 2010 and December 31, 2009:

	June 30,	December 31,
(in millions of euros)	2010	2009

Bank overdrafts	5.1	2.7
Current portion of long-term debt	56.0	113.5
Long-term debt	1,482.0	1,282.8

Gross financial debt	1,543.1	1,399.0
Less : cash and cash equivalents	(360.1)	(480.3)

Net financial debt	1,183.0	918.7

     For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2009.
EBITDAS
EBITDAS for the six months ended June 30, 2010 was €253.7 million compared to €342.9 million for the comparable period of 2009, representing 25% and 28% of operating revenues, respectively.
We define EBITDAS as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our performance share allocation plans. EBITDAS is presented as additional information because we understand that it is a measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and related measures differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.
     The following table presents a reconciliation of EBITDAS to Net cash provided by operating activity, according to our cash-flow statement, for the periods indicated:

	Six months ended
	June 30,
(in millions of euros)	2010	2009

EBITDAS	253.7	342.9
Other financial income (loss)	15.3	(2.9)
Variance on provisions	(48.6)	44.7
Net gain on disposal of assets	0.2	1.8
Dividends received from affiliates	2.2	—
Other non cash items	(10.3)	(5.1)
Income taxes paid	(47.5)	(41.8)
Change in trade accounts receivable	31.6	8.6
Change in inventories	(3.5)	39.2
Change in other current assets	(28.5)	(7.5)
Change in trade accounts payable	15.2	(65.1)
Change in other current liabilities	(30.2)	(43.6)
Impact of changes in exchange rate	23.1	(16.2)

Net cash provided by operating activity	172.7	255.0

Contractual obligations
     The following table sets forth our future cash obligations as of June 30, 2010:

	Payments Due by Period
				More than 5
(in millions of euros)	Less than 1 year	2-3 years	4-5 years	years	Total
Financial Debt	16.0	27.5	390.7	1,015.2	1,449.4
Capital Lease Obligations (in operation)	32.7	42.6	19.1	23.7	118.1
Operating Leases (in operation)	192.6	287.0	198.2	240.6	918.4
Other Long-Term Obligations (bond interest)	99.7	198.6	173.1	77.6	549.0

Total Contractual Cash Obligations	341.0	555.7	781.1	1,357.1	3,034.9

     On June 17, 2010, we extended the bareboat charter period for our seismic vessel Endeavour until March 2018, for an additional commitment of approximately U.S.$30 million, with two additional five-year extension options.
Reconciliation of EBITDAS to U.S. GAAP
Summary of differences between IFRS and u.s. gaap with respect to EBITDAS
The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans, development costs and derivative instruments and hedging activities.
Pension plan
Pursuant to an exemption provided by IFRS 1 “First-time adoption of IFRS”, we have elected to record unrecognized actuarial gains and losses as of January 1, 2004 to retained earnings. Under U.S. GAAP, this exemption is not applicable, which generates a difference resulting from the amortization of actuarial gains and losses recognized in statement of income.
Under IFRS, in accordance with IAS 19 — Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.
Under U.S. GAAP, we apply Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006.
Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.
Development costs
Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:
•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits.
Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.
Derivative instruments and hedging activity
Under IFRS, long-term contracts in foreign currencies (primarily U.S. dollar) are not considered to include embedded derivatives when such contracts are routinely denominated in this currency (primarily U.S. dollar) in the industry.
Under U.S. GAAP, such an exemption does not exist and embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar) are recorded in the balance sheet at fair value and revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in the income statement in the line item “Other financial income (loss)”.

Provision for marine redundancy plan
Under IFRS, a provision for redundancy plan should be recognized when the entity has a detailed formal plan for the restructuring, and has raised a valid expectation for those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.
Under U.S. GAAP, termination benefits can be recognized only when those affected have rendered all services required to receive benefits.

Unaudited	June 30,
(in millions of euros)	2010	2009

EBITDAS as reported	253.7	342.9
Actuarial gains (losses) on pension plan	(0.2)	(0.1)
Cancellation of IFRS capitalization of development costs	(8.1)	(7.4)
Derivative instruments	—	(1.6)
Cancellation of redundancy provision	—	27.7

EBITDAS according to U.S. GAAP	245.4	361.5

Main risk factors that may affect us for the six months ending June 30, 2010
The main risk factors to which we are subject are detailed in Item 3 of the annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on April 23, 2010 and Chapter IV of the Document de Référence filed with the Autorité des Marchés Financiers (AMF) on April 23, 2010.
The annual report on Form-20-F and the Document de Référence are available on our website or on the website maintained by the SEC at www.sec.gov and the AMF at www.amf-france.org respectively.
Item 3: CONTROLS AND PROCEDURES
     There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO.333-158684 AND NO.333-166250) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, CGGVeritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman
Compagnie Générale de Géophysique Veritas
(Registrant)

/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Group Chief Financial Officer

Date: July 30, 2010